Mail Stop 3561

August 19, 2009

John J. Sherman, Chief Executive Officer
Inergy, L.P.
Inergy Holdings, L.P.
Two Brush Creek Boulevard, Suite 200
Kansas City, Missouri 64112

> **Re: Inergy, L.P.**
> **Form 10-K for Year Ended September 30, 2008**
> **Filed December 1, 2008**
> **File No. 0-32453**
>
> **Inergy Holdings, L.P.**
> **Form 10-K for Year Ended September 30, 2008**
> **Filed December 1, 2008**
> **File No. 0-51304**

Dear Mr. Sherman:

     We have completed our review of your Form 10-Ks and related filings, and we have no further comments at this time.

       Sincerely,

       H. Christopher Owings
       Assistant Director

cc: Gillian A. Hobson, Esq.
       Vinson & Elkins L.L.P.
       Via Facsimile